

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2018

Brian A. Kane
Chief Financial Officer
Humana Inc.
500 West Main Street
Louisville, Kentucky 40202

  Re: Humana Inc.
   Form 10-K for the Fiscal Year Ended December 31, 2017
   Filed February 16, 2018
   File No. 001-05975

Dear Mr. Kane:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Division of Corporation Finance
                Office of Healthcare & Insurance